

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Steve Jones
Chief Financial Officer
ScanSource, Inc.
6 Logue Court
Greenville , South Carolina 29615

      Re: ScanSource, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2021
          Filed August 24, 2021
          File No. 000-26926

Dear Mr. Jones:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2021

Gross Profit, page 26

1.   You attribute the decrease in both segments to less favorable sales mix, and additionally for the Worldwide Barcode, Networking & Security segment to lower vendor program. In the Form 10-Q for period ended December 31, 2021, you refer to changes in gross profit primarily for higher sales volume, sales mix and higher supplier sales incentives. Please describe in further detail what each of these factors represent. In regard to sales mix, explain what it consists of and underlying reasons for it, and in regard to higher sales volume, how this contributed to gross profit after considering associated cost of goods sold. Refer to Section III.B.4 of Release No. 33-8350 for an understanding of the analysis intended by Item 303 of Regulation S-K. Also, quantify each factor cited pursuant to section 501.04 of the staff's Codification of Financial Reporting Policies.

Non-GAAP Information

Return on Invested Capital, page 31

2.   Please consider renaming this non-GAAP measure to include "adjusted" as both the numerator and denominator are adjusted from what appears is commonly used in calculating "return on invested capital."

Income Statement Non-GAAP Metrics, page 33

3.   At the end of this section here and in the Form 10-Q for the period ended December 31, 2021 it appears you present a non-GAAP income statement. This appears to not comply with the first bullet in Question 102.10 of staff's "Non-Gaap Financial Measures" Compliance and Disclosure Interpretations. Please advise.

Liquidity and Capital Resources, page 38

4.   Please provide a more fulsome comparative analysis of the $65 million and $191 million decrease in cash provided by operating activities of continuing operations reported in the Form 10-K and Form 10-Q for the period ended December 31, 2021, respectively, so that investors may fully understand the reason for the decreases between periods. For example, explain the underlying reasons for the working capital items cited. Refer to Item 303 of Regulation S-K, Release No. 33-10890 that emphasizes the need for analysis and the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for more specific guidance regarding the analysis of operating cash flows. Also refer to section 501.04 of the staff's Codification of Financial Reporting Releases regarding quantification of variance factors cited.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services